UNITED STATES
SECURITIES AND EXCHANGE COMMISSION ✓
Washington, D.C. 20549

23
98
02022995 00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CN 9|13

RECD S.E.C.
AUG 23, 2002 ✓

SEC FILE NUMBER
8-35899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

535

KV 9/13/02

REPORT FOR THE PERIOD BEGINNING 7-01-01 (MM/DD/YY) AND ENDING 6-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ✓Pioneer Portfolio Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Reith Street
(No. and Street)

Copiague (City) NY (State) 11726 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton (800) 468-3789
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sands + Co., C.P.A.'s PC
(Name — *if individual, state last, first, middle name)*

535 Broadhollow Rd. (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9-19-02

SEC 1410 (3-91) AH

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roy S Kirton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Portfolio Corp., as of June 30, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL A. HARMAN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01HA4874074
QUALIFIED IN SUFFOLK COUNTY
TERM EXPIRES OCT. 20, 2002

[signature]
Signature

President
Title

Carol A. Harman
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

ANNUAL AUDITED FOCUS REPORT

FORM X-17A-5

PART IIA

FORM X-17A-5

3/91

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO.
Pioneer Portfolio Corp [13]	8-35899 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FIRM ID. NO.
20 Reith Street [20] (No. and Street)	11-2778039 [15]
	FOR PERIOD BEGINNING (MM/DD/YY)
Copiague [21] (City) NY [22] (State) 11726 [23] (Zip Code)	7-01-01 [24]
	AND ENDING (MM/DD/YY)
	6-30-02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — (Area Code)—Telephone No.

Roy Kirton [30] (800) 468-3789 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: — OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

10-017817-M
PIONEER PORTFOLIO CORP.
IIA

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22nd day of August 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Sands + Co CPAs PC 70

ADDRESS Number and Street		City		State		Zip Code	
535 Broadhollow Rd	71	Melville	72	NY	73	11747	74

Check One

(X)	Certified Public Accountant	75
( )	Public Accountant	76
( )	Accountant not resident in United States or any of its possessions	77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

/76

1L

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp | N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 6-30-02

SEC FILE NO. 8-35899

Consolidated
Unconsolidated

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ [200]		$ 17,543 – [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	26,740 – [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ [540]	$ [740]	$ 44,283 – [940]

OMIT PENNIES

15

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 6-30-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
Bank loans payable	$ / [1045]	$ [1255]	$ [14]
Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[156]
B. Other	[1115]	[1305]	[154]
Payable to non-customers	[1155]	[1355]	[16]
Securities sold not yet purchased, at market value		[1360]	[162]
Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[168]
Notes and mortgages payable:			
A. Unsecured	[1210]		[169]
B. Secured	[1211]	[1390]	[170]
Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[171]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value:		[1410]	[172]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[173]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[174]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[175]
TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [176]

Ownership Equity

		Total
Sole proprietorship		$ [177]
Partnership (limited partners	$ [1020]	[178]
Corporation:		
A. Preferred stock		[179]
B. Common stock		30,000 [179]
C. Additional paid-in capital		[179]
D. Retained earnings		19,283 [179]
E. Total		49,283 [179]
F. Less capital stock in treasury		(5,000) [179]
TOTAL OWNERSHIP EQUITY		$ 44,283 [180]
TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 44,283 [181]

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

ALTERNATIVE FILER

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 6-30-02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 44,283 –	3
2. Deduct ownership equity not allowable for Net Capital			( )	3
3. Total ownership equity qualified for Net Capital			44,283 –	3
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3
B. Other (deductions) or allowable credits (List)				3
5. Total capital and allowable subordinated liabilities			$	3
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 26740 –	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(26740 –)	36
7. Other additions and/or allowable credits (List)				36
8. Net capital before haircuts on securities positions			$ 17,543 –	36
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	37
Net Capital			$ 17,543 –	37

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

ROKER OR DEALER Pioneer Portfolio Corp as of 6-30-02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

rt A

1. Minimum net capital required (6-2/3% of line 19)	$		3
2. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3
3. Net capital requirement (greater of line 11 or 12)	$	5000	3
4. Excess net capital (line 10 less 13)	$	12543	3
5. Excess net capital at 1000% (line 10 less 10% of line 19)	$	17543	3

COMPUTATION OF AGGREGATE INDEBTEDNESS

. Total A.I. liabilities from Statement of Financial Condition			$	—	3
. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		38
. Total aggregate indebtedness			$	—	38
. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%		38
. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%		38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

rt B

. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	38
. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		38
. Net capital requirement (greater of line 22 or 23)	$		37
. Excess net capital (line 10 less 24)	$		39
. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		39

OMIT PENN.

OTES:

The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp

For the period (MMDDYY) from 07-01-01 [3932] to 06-30-02
Number of months included in this statement 12

STATEMENT OF INCOME (LOSS)

:VENUE

Commissions:

a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3
b. Commissions on listed option transactions		3
c. All other securities commissions	69,662 —	3
d. Total securities commissions	69,662 —	3
Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		39
b. From all other trading		39
c. Total gain (loss)		39
Gains or losses on firm securities investment accounts		39
Profit (loss) from underwriting and selling groups		39
Revenue from sale of investment company shares		39
Commodities revenue		39
Fees for account supervision, investment advisory and administrative services		39
Other revenue	1	39
Total revenue	$ 69,663 —	40

ENSES

Salaries and other employment costs for general partners and voting stockholder officers	$	41
Other employee compensation and benefits		41
Commissions paid to other broker-dealers		414
nterest expense		407
a. Includes interest on accounts subject to subordination agreements [4070]		
Regulatory fees and expenses	1,316 —	413
Other expenses	59,191 —	410
Total expenses	$ 60,507 —	420

INCOME

Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 9,156 —	421
Provision for Federal income taxes (for parent only)	793 —	422
Equity in earnings (losses) of unconsolidated subsidiaries not included above		422
a. After Federal income taxes of [4238]		
Extraordinary gains (losses)		422
a. After Federal income taxes of [4239]		
Cumulative effect of changes in accounting principles		422
Net income (loss) after Federal income taxes and extraordinary items	$ 8,363 —	42

'HLY INCOME

Income (current month only) before provision for Federal income taxes and extraordinary items	$	421

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp

For the period (MMDDYY) from 07-01-01 ______ to 06-30-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 10,920 —
   A. Net income (loss) .... 8,363 —
   B. Additions (Includes non-conforming capital of .... $ ______ [4262]) ______
   C. Deductions (Includes non-conforming capital of .... $ ______ [4272]) ______

2. Balance, end of period (From item 1800) .... $ 19,283 —

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ ______
   A. Increases .... ______
   B. Decreases .... ______

4. Balance, end of period (From item 3520) .... $ ______

OMIT P

BROKER OR DEALER Pioneer Portfolio Corp as of 06-30-02

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... 5,000 [4…]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4…]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4…]

D. (k) (3)—Exempted by order of the Commission .... [4…]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	
4610	4611	4612	4613	4614	
4620	4621	4622	4623	4624	
4630	4631	4632	4633	4634	
4640	4641	4642	4643	4644	
4650	4651	4652	4653	4654	
4660	4661	4662	4663	4664	
4670	4671	4672	4673	4674	
4680	4681	4682	4683	4684	
4690	4691	4692	4693	4694	

TOTAL $ 4699

OMIT PENNIES

nstructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

VITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

/78

ADDITIONAL SUPPLEMENTAL INFORMATION

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
535 BROAD HOLLOW ROAD, SUITE A-11
MELVILLE, NEW YORK 11747

PHONE (631) 752-2152
FAX (631) 752-1493

August 20, 2002

Pioneer Portfolio Corporation
134 Broadway 1st Floor
Amityville, NY 11701

Reference: Reconciliation of any material differences between the Audited Computation of Net Capital and the corresponding Unaudited Part IIA.

Report describing any material inadequacies found to exist or found to have existed since date of previous audit.

To The Board of Directors:

Pleased be advised that during the course of our audit engagement there were no material differences between the adjusted net capital requirement per 15C3-1 computation as prepared by Pioneer Portfolio Corporation on its Focus Report for the quarter ended June 30, 2002, and the computation prepared by this accounting firm on the audited annual Focus Report.

Furthermore, no material inadequacies existed in the accounting system, internal accounting control, and procedures for safe-guarding securities of Pioneer Portfolio Corporation for the year ended June 30, 2002.

Sands & Co CPA's

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
535 BROAD HOLLOW ROAD, SUITE A-11
MELVILLE, NEW YORK 11747

PHONE (631) 752-2152
FAX (631) 752-1493

SCHEDULE III

August 20, 2002

Pioneer Portfolio Corporation
134 Broadway 1st Floor
Amityville, NY 11701

Reference: Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

To The Board of Directors:

With respect to the above referenced Reconciliation, please be advised that, as a single reporting entity with no consolidation with any other entity, there would be no need for the above referenced procedure.

Sands & Co CPA's

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
535 BROAD HOLLOW ROAD, SUITE A-11
MELVILLE, NEW YORK 11747

PHONE (631) 752-2152
FAX (631) 752-1493

SCHEDULE IV

August 20, 2002

Pioneer Portfolio Corporation
134 Broadway 1st Floor
Amityville, NY 11701

Reference: Computation for Determination of Reserve Requirements pursuant to Rule 15C 3-3

To The Board of Directors:

Please be advised that you are not subject to the Reverse Requirements and the Possession or Control Requirements under Rule 15C 3-3 due to the fact that you do not clear transactions for customers of carry customer accounts.

Sands & Co CPA

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
535 BROAD HOLLOW ROAD, SUITE A-11
MELVILLE, NEW YORK 11747

PHONE (631) 752-2152
FAX (631) 752-1493

SCHEDULE V

PIONEER PORTFOLIO CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15 C 3 - 1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2002

Cash in bank	$ 17,543
Loan	26,740
Total current assets	44,283
Less - affiliated receivable	26,740
Adjusted net capital	17,543
Minimum net capital	5,000
Excess net capital	$ 12,543

Sands + Co CPA's

SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH, D.C. 160 SECTION

PIONEER PORTFOLIO CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2002

AND

AUDITOR'S REPORT

PIONEER PORTFOLIO CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED JUNE 30, 2002

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
535 BROAD HOLLOW ROAD, SUITE A-11
MELVILLE, NEW YORK 11747

PHONE (631) 752-2152
FAX (631) 752-1493

INDEPENDENT AUDITOR'S REPORT

August 20, 2002

The Board of Directors and Stockholders of
Pioneer Portfolio Corporation

We have audited the accompanying statement of financial condition of Pioneer Portfolio Corporation as of June 30, 2002, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Portfolio Corporation as of June 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchanges Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sands & Co CPA's

PIONEER PORTFOLIO CORPORATION
FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Current assets:	
Cash	$ 17,543
Loan receivable	26,740
Total current assets	44,283
Furniture and fixtures net of accumulated depreciation of $15,430 - Note 1	0
Total assets	$ 44,283

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:	
Total liabilities	$ 0
Stockholders' equity:	
Common stock - 30 shares authorized, and issued	30,000
Retained earnings	19,283
	49,283
Less: Treasury stock, 20 shares at cost	5,000
Total stockholders' equity	44,283
Total liabilities and stockholders' equity	$ 44,283

The accompanying Notes to Financial Statements are an integral part of the financial statements.

PIONEER PORTFOLIO CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

Revenue:	
Commissions	$ 69,663
Operating expenses:	
N.A.S.D. fees	1,316
Telephone	29,328
Professional fees	6,748
Rent	18,328
Office and miscellaneous	4,156
	59,876
Income from operations	9,787
Provision for income tax expense	1,424
Net Income	$ 8,363

The accompanying Notes to Financial Statements are an integral part of the financial statements.

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

Retained earnings - beginning	$ 10,920
Net Income	8,363
Retained earnings - ending	$ 19,283

The accompanying Notes to Financial Statements are an integral part of the financial statements.

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30,2002
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:	
Net Income	$ 8,363
(Increase) Decrease in:	
Loans	(5,202)
Net cash used in operating activities	
Net increase in cash	3,161
Cash at beginning of year	14,382
Cash at end of year	$ 17,543

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 1,424

The accompanying Notes to Financial Statements are an integral part of the financial statements.

PIONEER PORTFOLIO CORPORATION
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 1. - Nature of the Business and Summary of Significant Accounting Policies

The Companys' principal business is that of a registered broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC).

(a) Income Recognition - Income is recognized at the completion of each brokered transaction.

(b) Furniture and Fixtures - Furniture and fixtures are stated at cost. Depreciation has been calculated on a straight line basis over a five (5) year useful life.

(c) Income Taxes - Income tax expense includes federal and state taxes currently payable. This corporation is taxed as a "C" Corporation.

Note 2. - Related Party Transactions

The Company has a related stockholder with Pioneer Services, Inc. a non-registered company. The related party shares office space, on a month to month basis and charges various overhead expenses to the Company.

Note 3. - Income Taxes

The Company's provision for income taxes reflects amounts currently payable to the taxing authorities. There were no transactions that would cause the Company to record deferred income taxes.

The Company, for federal income tax purposes, is considered a member of a controlled group. Pursuant to Internal Revenue Code, the members of this controlled group of corporations consented that the Company's income be apportioned to the lowest tax bracket for the fiscal year ending June 30, 2002.

PIONEER PORTFOLIO CORPORATION
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 4. - Regulations

As a registered broker-dealer, Pioneer Portfolio Corporation is subject to the requirements of rule 15C 3 -1 under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its aggregate indebtedness from exceeding 15 times its net capital. On June 30, 2002, the Company's aggregate indebtedness and net capital, as defined were $ -0- and $17,543 respectively.

The minimum required net capital for Pioneer Portfolio Corporation is $5,000.

SUPPLEMENTAL INFORMATION